ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
1 May to 20 June 2013

18 June 2013

National Grid plc (National Grid)

Notification of Directors’ Interests

National Grid Deferred Share Plan- 2013 Award

Yesterday (17 June 2013), National Grid received notification from UBS Trustees (Jersey) Limited, as Trustee of the trust operating in conjunction with the National Grid Deferred Share Plan (“DSP”), that the following Executive Directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) under the DSP on Thursday 13 June 2013, calculated by reference to a share price of 740.92p or an ADS price of $57.972. The awards will vest on the third anniversary of the date of grant (June 2016). The Shares and ADSs will be transferred to participants net of deductions as soon as practicable thereafter.

Awards to the Executive Directors are as follows:

Director	Number of Shares/ADSs
Tom King	7,119 ADSs

Steve Holliday	57,118 Shares

Andrew Bonfield	45,706 Shares

Nick Winser	33,741 Shares

DSP-2010 Award Release

Earlier today, National Grid received notification from UBS Trustees (Jersey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), confirming that the 2010 awards made to Executive Directors under the DSP were released on 17 June 2013 being the first business day after the third anniversary (15 June 2013) of the date of the awards in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions and associated costs.

The Shares and ADSs released to Executive Directors are as follows:

Director	Number of Shares/ADSs
Tom King	11,189 ADSs

Steve Holliday	68,616 Shares

Nick Winser	33,810 Shares

The total share interests of the above directors, following these changes, are:

Director	Number of Shares/ADSs
Tom King	259,977 ADSs

Steve Holliday	2,152,405 Shares

Andrew Bonfield	813,036 Shares

Nick Winser	1,035,289 Shares

Contact: R Kerner, Assistant Secretary (0207 004 3223)

14 June 2013

National Grid plc
Approval of Downstate New York rate settlement for KEDNY

At an open session meeting conducted on 13 June 2013, the New York Public Service Commission (the
“Commission”) approved a two year rate settlement for National Grid’s KeySpan Energy Delivery New
York (“KEDNY”) gas utility business.

The new rate plan (“plan”), as approved, reflects the Joint Proposal settlement filed with the Commission in February, which extends and modifies elements of the original KEDNY five year rate plan.  The plan would apply from the end of the previous five year rate plan on 31 December 2012.  The plan includes a 9.4% return on equity in each of the two years 2013 and 2014, with a 48% equity structure in the business, which is financially equivalent to the terms of the original five year rate plan (9.8% return on equity and 45% equity structure).  Under the plan, 80% of any earnings over 9.4% will be allocated to fund recovery of prior environmental deferrals with the remaining 20% being retained by KEDNY.  The plan also includes an increase in capital expenditure allowances to approximately $320 million in 2013 and $294 million in 2014 as compared to the original rate plan capital allowances of $155.4 million per year.  The plan also proposes updates to various customer service and other performance metrics.  Under the plan, there is no impact on the delivery rates for customers.

Ken Daly, National Grid President for New York, said:

“On behalf of our New York Gas customers, we are pleased that the new plan sets out a framework of increased investment, stable customer rates, and performance metrics to deliver high standards of customer service, safety and reliability. The plan also provides a sharing mechanism that should allow the business to continue to provide excellent service to New York customers, while delivering appropriate returns.

CONTACTS

Investors

John Dawson              +44 20 7004 3170                    +44 7810 831944 (m)

George Laskaris           +1 718 403 2526                     +1 917 375 0989 (m)

Andy Mead                   +44 20 7004 3166                    +44 7752 890787 (m)

Tom Hull                      +44 20 7004 3172                    +44 7890 534833 (m)

Caroline Dawson        +44 20 7004 3169                     +44 7789 273241 (m)

Media

Chris Mostyn               +44 20 7004 3149                   +44 7774 827710 (m)

Brunswick

Tom Burns                  +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the new RIIO approach and electricity market reform in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions, including the impact of ‘Superstorm’ Hurricane Sandy and other major storms as well as the results of climate change, or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in our regulated businesses; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

13 June 2013

Director’s Interests in National Grid plc (NG.) Ordinary Shares

Exercise of Options
National Grid Share Matching Plan

Today, share plan trustees confirmed transactions took place on 12 June 2013 by Steve Holliday, Chief Executive, in NG. ordinary shares as follows:

Trust	Grant	Share Plan	Transaction	Exercise price	No. of NG. ordinary shares

National Grid 1996 Employee Benefit Trust	June 2003	National Grid Share Matching Scheme	Option Exercise of Matching Award	£1.00 total across all options	16,092

National Grid Employee Share Trust	May 2004	National Grid Share Matching Scheme	Option Exercise of Matching Award	Nil	21,383

These shares are retained by Steve in full, under beneficial ownership, with him meeting all statutory deductions from his own funds.

In addition, Steve retains the beneficial ownership of 10,073 and 13,378 ordinary shares representing the qualifying shares purchased in June 2003 and May 2004 respectively on which the original matching awards were made, together with shares received from dividend reinvestment on those purchased shares whilst held in trust.

Steve Holliday’s total interest remains the same and is over 2,157,307 ordinary shares. Steve Holliday’s shareholding continues to exceed the Company’s share ownership guidelines.

Contact: R.Kerner, Assistant Secretary-Share Schemes
0207 004 3223

11th June 2013

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid received late yesterday a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 7 June 2013, at 10.974%, a total of 402,496,950 shares (previously notified at 3 April 2013, at 11.02%, a total of 404,063,006 shares).

This notice is given in fulfilment of National Grid’s obligations under the Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (‘National Grid’)
Tuesday 11 June 2013

Directors’ Interests in National Grid plc Ordinary Shares

Today, Tuesday 11 June 2013 Jonathan Dawson, Non-executive Director, purchased a holding of 12,000 ordinary shares at 736.79p per share.

Contact: Robin Kerner, Assistant Secretary-Share Schemes
0207 004 3223

National Grid plc (“NG”)

Monday 10th June 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,505 NG ordinary shares under the scheme was confirmed by the Trustee late Friday, the shares having been purchased in the market on 7 June 2013 at a price of 747.0344 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	16 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,157,307 Ordinary Shares

Andrew Bonfield	767,330 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Monday, 3 June 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 May 2013 consisted of
3,794,575,998 ordinary shares, of which 127,036,256 are held as treasury shares; leaving a balance of 3,667,539,742 shares with voting rights.

The figure of 3,667,539,742 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).

National Grid plc (‘National Grid’)
30th May 2013

Notification of Directors’ Interests

Yesterday afternoon (Wednesday 29 May 2013) the Chairman, Sir Peter Gershon, purchased a further 18,800 shares at 798p per share, increasing his total interest to 60,286 National Grid plc ordinary shares.

Contact: D C Forward, Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

7th May 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 34,425 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market at a price of 815.7104 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steven Holliday	16 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest

Steven Holliday	2,157,291 Ordinary Shares

Andrew Bonfield	767,313 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

1 May 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 April 2013 consisted of
3,794,575,998 ordinary shares, of which 127,257,041 are held as treasury shares; leaving a balance of 3,667,318,957 shares with voting rights.

The figure of 3,667,318,957 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).